EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Six Months Ended June 30, 2013

Earnings:
Income before income taxes	$813.1
Add: Dividends from affiliates	6.9
Fixed charges	166.0

Total earnings	$986.0

Fixed charges:
Interest expense (a)	$98.2
Rent expense interest factor (b)	67.8

Total fixed charges	$166.0

Ratio of earnings to fixed charges	5.94x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.